June 7, 2006

Mail Stop 4561

Mr. Michael J. Perdue
President and Chief Executive Officer
Community Bancorp, Inc.
900 Canterbury Place, Suite 300
Escondido, CA 92025

Re: Community Bancorp, Inc.
Form 10-K for Fiscal Year Ended December 31, 2005
Filed March 15, 2006
File Number: 000-26505

Dear Mr. Perdue:

We have reviewed your filing and have limited our review to the following comment. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

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Form 10-K, filed March 15, 2006

Notes to Consolidated Financial Statements

Note 11. Derivatives and Hedging Activity, page 91

1. We note your response to comment 2 from our letter dated April 26, 2006. Specifically, you have stated in your response that your trust preferred securities have interest deferral options that are mirrored in the corresponding hedge. We note that the short-cut method as prescribed in paragraph 68 of SFAS 133 is only permissible for call and put options that are mirrored in the corresponding hedges, and not for interest deferral options. Therefore these hedges would not meet the requirements of paragraph 68(b) of SFAS 133. Revise your financial statements to reflect the accounting for these swaps without hedge accounting from inception.

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As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comment and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact John Spitz, Staff Accountant at (202) 551-3484, or me at (202) 551-3492, if you have questions regarding these comments.

Sincerely,

John P. Nolan
Accounting Branch Chief